Fair Isaac Corporation
901 Marquette Avenue, Suite 3200
Minneapolis, MN 55402 USA
T 612 758 5200
F 612 758 5201
www.fico.com

Make every decision count. TM
May 27, 2010
BY EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Attention:	Mr. H. Christopher Owings
Assistant Director

Re:	Fair Isaac Corporation
Form 10-K for Fiscal Year Ended September 30, 2009
Filed November 24, 2009
Definitive Proxy Statement filed on Schedule 14A
Filed December 29, 2009
Form 10-Q for Fiscal Quarter Ended December 31, 2009
Filed February 8, 2010
File No. 1-11689

Ladies and Gentlemen:
          On behalf of Fair Isaac Corporation (“FICO” or the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in Mr. Owings’ letter dated April 29, 2010.
          If appropriate, it is our understanding that we will need to consider these comments, and incorporate appropriate disclosure, in our future reports on Forms 10-Q and 10-K. For convenience, the Staff’s numbered comments are set forth below, followed by Fair Isaac’s responses.
          Fair Isaac hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (iii) Fair Isaac may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
          To assist the staff in reviewing this letter, we will separately deliver to Mr. Owings and Mr. Anderegg, by overnight mail, a copy of this letter.

Form 10-K for Fiscal Year Ended September 30, 2009
Executive Officers of the Registrant, Page 27
1.	Please revise to describe the business experience of Messrs. Greene, Bradley and Jennings and Ms. Kerr for the past five years, or clarify your disclosure by adding dates or the duration of employment held for each position. Avoid using phrases like “various leadership positions.” Refer to Item 401(e) of Regulation S-K.
     In future filings we will clarify our disclosure by adding dates or duration of employment held for specific positions. Revised biographies for Messrs. Greene, Bradley and Jennings and Ms. Kerr are as follows:
Mark N. Greene. February 2007-present, Chief Executive Officer and member of the Board of Directors of the Company. 2006-2007, Vice President, Financial Services – Sales and Distribution at IBM Corporation (“IBM”), 2001-2006, General Manager, Global Banking Industry – Sales and Distribution at IBM. 2000-2001, Vice President Financial Services Strategy and Solutions – Sales and Distribution at IBM. 1998-2000, Vice President, SecureWay – Software Group at IBM. 1995-1998, Vice President, Electronic Commerce – Software Group at IBM. 1993-1994, Vice President and Practice Area Leader at Technology Solutions Company. 1989-1992, Senior Vice President, Trading Products and Consulting at Berkley Investment Technologies. 1987-1989, Director, Fixed Income Products at Citicorp. 1985-1986, Assistant Director, Research at the Federal Reserve Board. 1984-1985, Chief – Automation and Research Computing at the Federal Reserve Board. 1982-1984, Economist – Special Studies at the Federal Reserve Board.
Thomas A. Bradley. April 2009-present, Executive Vice President and Chief Financial Officer of the Company. 2008-2009, Head of North American Operations at Zurich Financial Services (“Zurich”). 2005-2008, President and Chief Executive Officer at Zurich Direct Underwriters. 2004-2005, Executive Vice President and Chief Financial Officer for North America at Zurich. 2001-2004, Executive Vice President and Chief Financial Officer at St. Paul Companies, Inc. 1998-2001, Senior Vice President, Finance at St. Paul Companies. 1993-1998, Vice President, Finance and Corporate Controller at USF&G Corporation. 1989-1993, Vice President and Chief Financial Officer, Commercial Division at Maryland Casualty Company (“Maryland Casualty”), 1984-1989, Vice President and Controller at Maryland Casualty. 1980-1984, Auditor at Ernst & Young, LLP.
Deborah Kerr. February 2009-present, Executive Vice Present, Chief Product and Technology Officer of the Company. 2007-2009, Chief Technology Officer, at Hewlett-Packard Enterprise Services (HP Services and EDS). 2005-2007, Vice President,

Business Technology Optimization Products at Hewlett-Packard Software. 1998-2005, Senior Vice President, Product Delivery at Peregrine Systems, Inc. 1988-1998, various leadership positions at NASA/Jet Propulsion Laboratory (JPL), including Mission Operations Manager, Space Very Long Baseline Interferometry.
Andrew N. Jennings. October 2007-present, Senior Vice President, Chief Research Officer of the Company. May 2007-September 2007, Vice President, Analytic Research and Development of the Company. May 2006-May 2007, Vice President, EDM Applications of the Company. 2001-2006, Vice President Global Account Management Solutions of the Company. 2000-2001, Senior Vice President International Sales of the Company. 1999-2000, Senior Vice President, International Operations of the Company. 1996-1999, Vice President European Operations of the Company. 1994-1996, Director, United Kingdom Operations of the Company.
Management’s Discussion and Analysis, Page 30
Overview, Page 30
2.	You disclose on page 31 that the volume of bookings is a metric used by your management as an indicator of your business performance and as an important indicator of future revenues. We also note your emphasis on bookings, bookings yields and the weighted-average term of your bookings in the information disclosed to investors in your quarterly earnings calls. Notwithstanding your disclosure that because some of your contracts are terminable by the client on short notice, you do not believe it is appropriate to characterize all of your bookings as backlog that will generate future revenue, we believe that you should provide additional disclosures about your bookings within your filings. We remind you that one of the primary objectives of MD&A is to give readers a view of the company through the eyes of management, and to do this, companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. We further remind you that these key variables and other factors may be non-financial. Please refer to Item 303(a) of Regulation S-K and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm. Based on the above, please expand your disclosure in future Forms 10-K and 10-Q to provide:
•	The dollar amount of new bookings generated in the most recent quarter and year-to-date period and the weighted-average term of such bookings;

•	The bookings yield for the most recent quarter and year-to-date period;

•	The aggregate dollar amount of bookings at the most recent balance sheet date expected to result in future revenues and the weighted-average term of such bookings; and

•	The aggregate dollar amount of bookings at the most recent balance sheet date expected to be recognized in revenues within the next 12 months, expressed either as a dollar amount or percentage.
We will not object if you choose to disclose the aggregate amount of bookings that relate to contracts that are terminable by clients or otherwise provide additional cautionary language concerning the estimates involved in your calculation of these metrics related to bookings.
          We will ensure bookings data disclosed in our quarterly earnings calls conform to our future filings. As a part of our earnings calls we currently disclose new bookings, bookings yield and the weighted average term of those bookings generated during the quarter because management views those items as important to investors when analyzing the impact of the current quarter bookings on future revenue performance. We will also disclose our year-to-date bookings in future filings and earnings calls.
          Bookings are used by management as an indicator of our future revenue and overall business performance and are calculated quarterly from contracts signed during the quarter. It is important to note that bookings are a point in time estimate and differences may develop between our estimated bookings and actual transactions. Accordingly, historical bookings information becomes less meaningful over time as they are replaced with actual results. Therefore, we believe that disclosing the bookings yield and the weighted-average-term of our bookings is less meaningful to investors when expressed in a year-to-date presentation. We do not believe disclosing the aggregate dollar value of bookings remaining that are expected to result in future revenue (as well as the weighted-average term of such bookings) or the aggregate bookings amounts to be recognized into revenue over the next 12 months would result in meaningful information used by investors to predict future revenue.
An example of our suggested future disclosure is as follows:
One measure used by management as an indicator of our business performance is the volume of bookings achieved. We define a booking as estimated contractual revenues, including agreements with perpetual, multi-year and annual terms. Bookings values may include: (i) estimates of variable fee components such as hours to be incurred under new professional services arrangements and customer account or transaction activity for agreements with transactional-based fee arrangements; (ii) additional or expanded business from renewals of contracts; and (iii) to a lesser extent, previous customers that have attrited and been resold only as a result of a significant sales effort. Bookings for the three months ended March 31, 2010 and 2009 are as follows:

			Number
			of Deals	Weighted-
		Bookings	Over $1	Average
	Bookings	Yield*	Million	Deal Term
	(in millions)			(months)
Quarter Ended March 31, 2010	$54.3	17%	11	22
Quarter Ended March 31, 2009	$46.8	23%	9	27

*	Bookings yield represents the percent of revenue recorded in the quarter the booking is achieved.
During the six months ended March 31, 2010, we achieved bookings of $114.2 million, including 23 deals with booking values of $1.0 million or more. In comparison, bookings in the six months ended March 31, 2009 were $99.3 million, including 20 deals with booking values of $1.0 million or more.
Management regards the volume of bookings achieved, among other factors, as an important indicator of future revenues, but they are not comparable to, nor should they be substituted for, an analysis of our revenues, and they are subject to a number of risks and uncertainties, including those described in Item 1A “Risk Factors,” concerning timing and contingencies affecting product delivery and performance. Although many of our contracts have fixed noncancelable terms, some of our contracts are terminable by the client on short notice. Accordingly, we do not believe it is appropriate to characterize all of our bookings as backlog that will generate future revenue.
Critical Accounting Policies and Estimates, Page 45
Business Acquisitions; Valuation of Goodwill and Other Intangible Assets, Page 48
3.	We note that over 50% of your total assets are comprised of goodwill. We also note that as of the most recent annual testing date on July 1, 2009, the fair value of your reporting units exceeded their respective carrying values by between $20 million and $329 million. You indicate that if difficult market and economic conditions continue over a sustained period, you may experience a further decline in the fair value of one or more reporting units as compared to fiscal 2009 year-end levels which may require you to record an impairment charge related to goodwill. Please revise future filings to clarify whether material goodwill exists at any reporting units that are at risk of failing step one of the impairment test. If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk, but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:
•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn with a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
          Because we will be performing our next annual impairment test on July 1, 2010, we do not intend to incorporate the following disclosure in our third quarter Form 10-Q. Rather, in our next annual report on Form 10-K, we will enhance our disclosures regarding the results of our annual goodwill impairment test. Such disclosures will include the requested information for reporting units that the Company has determined are at risk of failing step one of the annual impairment test and also include a material amount of goodwill as of our balance sheet date. The following is an example of the disclosure we plan to include in our next annual filing:
We test goodwill for impairment at the reporting unit level at least annually during the fourth quarter of each fiscal year and more frequently if impairment indicators are identified. We have determined that our reporting units are the same as our reportable segments. The first step of the goodwill impairment test is a comparison of the fair value of a reporting unit to its carrying value. We estimate the fair values of our reporting units using the discounted cash flow valuation model and by comparing our reporting units to guideline publicly-traded companies. The two valuation methodologies are weighted equally in our final fair value calculation. These methods require estimates of our future revenues, profits, capital expenditures, working capital, costs of capital and other relevant factors, as well as selecting appropriate guideline publicly-traded companies for each reporting unit. We estimate these amounts by evaluating historical trends, current budgets, operating plans, industry data, and other relevant factors. In addition, we compare the aggregate reporting unit fair values to our market capitalization.
The estimated fair value of each of our reporting units exceeded its respective carrying value in fiscal 2010, indicating the underlying goodwill of each reporting unit was not impaired as of our most recent testing date. Accordingly, we were not required to complete the second step of the goodwill impairment test. As of July 1, 2010, the estimated fair value of our [Applications/Scores/Tools] reporting unit(s) was X% of carrying value. Total goodwill allocated to the reporting unit was $X million as of September 30, 2010.
In a discounted cash flow valuation analysis, key assumptions that require significant management judgment include revenue growth rates and weighted average cost of capital. In our analysis, revenue growth rates were primarily based on third party studies of industry growth rates for each of our reporting units. Within each reporting unit, management refined these estimates based on their knowledge of the product, the needs of our customers and expected market opportunity. The key uncertainty for revenue growth in the [Applications/Scores/Tools] reporting unit is the recovery of the consumer credit industry over the next [X] years. The weighted average cost of capital was determined based on publicly available data such as the long-term yield on U.S. treasury bonds, the expected rate of return on high quality bonds and the returns and betas of various equity instruments. As it relates to the market approach, there is less management judgment in determining the fair value of our reporting units other than selecting which guideline publicly-traded companies are included in our peer group.
For the fiscal 2010 impairment assessment our [Applications/Scores/Tools] reporting unit revenue terminal growth rate was X% and our weighted average cost of capital was X%. An X% decrease in our terminal growth rate and corresponding cash flow as compared to our forecasts in our [Applications/Scores/Tools] reporting unit would have caused the reporting unit to fail step one of our annual impairment test. An X% increase in our weighted average cost of capital would have caused us to fail step one of our annual impairment test.
The timing and frequency of our goodwill impairment test is based on an ongoing assessment of events and circumstances that would be an indicator of potential impairment of a reporting unit below its carrying value. There are various assumptions and estimates underlying the determination of an impairment loss, and estimates using different but, in each case, reasonable assumptions could produce significantly different results and materially affect the determination of fair value and/or goodwill impairment for each reporting unit. For example, if the expected recovery of the economy is delayed significantly beyond what we have anticipated in our forecasts, it could cause the fair value of our [Applications/Scores/Tools] reporting unit to fall below its respective carrying value. We believe that the assumptions and estimates utilized were appropriate based on the information available to management. The timing and recognition of impairment losses by us in the future, if any, may be highly dependent upon our estimates and assumptions.
Financial Statements for the Fiscal Year Ended September 30, 2009
Consolidated Statements of Income, Page 57
4.	We note that you generate revenues from the sale of both products and services. Please tell us how you considered the guidance in Rule 5-03(b) of Regulation S-X to disaggregate revenues and costs of revenues related to products from those related to services. In this regard, it appears from your revenue recognition footnote that you may often be able to allocate revenues between license fees and services. If you plan to provide this disaggregation in future filings, please also clarify in your revenue recognition footnote the types of transactions that are included in each line item, including bundled arrangements where you were not able to determine VSOE for all of the undelivered elements and transactions qualifying for contract accounting, as this may not be obvious to your readers. Finally, please revise your analysis of revenues and costs within MD&A to separately address products versus services as we believe it provides your readers with valuable insight into the underlying factors that are driving variances in your results. Please show us what the changes will look like.
     Effective October 1, 2009, we began to separate our revenue between transactional and maintenance, professional services, and license revenue. We have been reclassifying prior periods to conform to the current presentation as such periods are presented in our ongoing filings. In the footnotes to our financial statements we disclose each of our three segments by the three types of revenue. We believe this presentation is most meaningful to investors in order to have greater insight into the different types of revenue, all of which are recognized differently. While we did not previously disclose professional services revenue on the face of the income statement, we noted that in filings prior to October 1, 2009, we had a segment called “Professional Services,” which represented product implementation and consulting services.
          As it relates to disaggregating cost of revenues in consideration of Rule 5-03(b) of Regulation S-X, we have not separated these costs in the same manner in which we disaggregate revenue because our expenses are tracked on the general ledger by product, not by revenue components. Certain products, such as our Triad product, can be sold on both a license and usage basis. Additionally, Triad may be sold with a bundled offering that includes professional services and maintenance in addition to license or usage revenues. Because costs are recorded on a product basis and not specifically on a revenue component basis, attempting to separate and classify these costs by revenue type would involve a high degree of subjectivity in these bundled offerings.
          In instances where we are not able to establish VSOE for our bundled products, as well as for transactions qualifying for contract accounting, we classify the revenue into the revenue type for which the majority of revenue is earned. In most cases, these types of arrangements are classified as transactional and maintenance revenue. The types of transactions included in our transactional and maintenance revenue is revenue related to the sale of our credit scoring products, data processing, data management, software maintenance services, internet delivery and our hosted services solutions. Services revenues are comprised primarily of revenue earned from the performance of product implementation and consulting services. License revenues consist of the sale of perpetual licenses of products such as our FICOTM Blaze Advisor®. We will include this information in future filings.

          Our current MD&A disclosures related to revenue focus the explanation of variances on product line changes within each segment. We further explain variances within each product line by identifying the large drivers of key variances which include changes in our revenue types (i.e., transactional and maintenance, services and license). We believe the explanation of variances at this level provides an additional level of understanding to our investors yet still provides an adequate level of explanation regarding the different revenue types. As previously mentioned, we do not separate our cost of revenues by revenue type. As such, we will continue to explain variances in cost of revenues on a consolidated level in future filings.
Note 1. Nature of Business and Summary of Significant Accounting Policies, Page 60
Internal-use Software, page 62
5.	We noted your accounting policy for internal-use software. Given that you generated revenues from selling software licenses, it is unclear to us why you have not also provided a policy describing how you account for the costs of software to be sold, leased or otherwise marketed. Please tell us and disclose this policy in future filings, or tell us why this accounting policy is not applicable. Please also disclose the nature of costs included in research and development costs. If applicable, disclose the amount of costs capitalized related to software to be sold, leased or otherwise marketed and how you amortize such costs. Refer to FASB ASC 985-20-50 and FASB ASC 350-30-50-1 through 50-3.
          Due to the complexity and nature of our development cycle for our products it is our judgment that technological feasibility for our products occurs concurrently with their general release. As such, there are no material production costs incurred between when technological feasibility is achieved and the general release of the product that should be capitalized in conjunction with ASC 985-20, “Cost of Software to be Sold, Leased or Otherwise Marketed.” As of September 30, 2009, we had no capitalized software costs on our balance sheet.
          Research and development costs are primarily comprised of personnel, data acquisition costs and related overhead costs incurred in the development of new products and services, including the research of mathematical and statistical models and the development of new versions of our Applications and Tools. Research and development costs are expensed as incurred.
     In future filings we will include the following disclosure as it relates to capitalized software development and research and development costs:
All costs incurred prior to the resolution of unproven functionality and features, including new technologies, are expensed as research and development costs. Software development costs incurred between completion of a working prototype and general availability of the related products have not been significant and have been expensed as incurred. Technological feasibility for our products occurs approximately concurrently with the general release of our products, accordingly, we have not capitalized any development or production costs. Costs we incur to maintain and support our existing products after the general release of the product are expensed in the period they are incurred and included in research and development costs in our statements of operations
Goodwill and Intangible Assets, page 62
6.	We note that for purposes of goodwill impairment testing you have determined that your reporting units are the same as your reportable segments. In addition, in your December 31, 2009 Form 10-Q you continue to disclose that after the organizational restructuring implemented effective October 1, 2009 your reporting units are the same as your reportable segments. Please tell us how your determination of reporting units is consistent with the guidance that a reporting unit is an operating segment or one level below an operating segment, referred to as a component. Refer to FASB ASC 350-20-35-33 through 35-35. Your response should clearly explain how you determined your operating segments both before and after the organizational restructuring, including explaining how you identified your chief operating decision maker (CODM), what level of operating results are regularly reviewed by your CODM, and what level of operating results are regularly reviewed by segment management. Finally tell us if you aggregate your operating segments into reportable segments.
     Effective October 1, 2009, we implemented an organizational restructuring that included a change in management responsibilities, resulting in a consolidation of our current operating segment structure from four segments to three. Our new operating segments are Applications, Scores and Tools. Applications contain pre-configured Decision Management applications designed for a specific type of business problem and associated professional services. Scores contains our business-to-business scoring solutions, our myFICO® solutions for consumers and associated professional services. Tools is composed of software tools that clients can use to create their own custom Decision Management applications and associated professional services.
     Identifying the Chief Operating Decision Maker (“CODM”)
     Our CODM has been identified as Mark Greene, CEO of FICO. All decisions regarding investment and resource allocation are reviewed and approved by our CEO. Operating segment management has access to revenue and operating margin information to manage and allocate resources within their respective segment. Decisions as to the amount and type of resources allocated to each operating segment are solely made by our CEO.

     Identifying Operating Segments
     We organize our business into three operating segments: Applications, Scores, and Tools. Each operating segment generates revenues and incurs expenses as a part of their business activities. Discrete revenue, direct expense and profitability financial measures are reviewed by operating segment management and reported to our CODM. Our CODM assesses the performance of each operating segment and makes resource allocation decisions based on discussions with operating segment management and reviewing financial results. Corporate overhead and certain other costs are not allocated to each operating segment. We do not aggregate operating segments into reporting segments.
     Identifying Reporting Units
     Each operating segment is comprised of similar interrelated products and implementation services that share common customers and technical components, and rely on a single research and development staff. Due to the high degree of integrated software architecture and intellectual property among the products in each segment, expenditures include common cost components that support this interconnectivity. Discrete financial information is not available for the individual product lines as expenses are recorded by operating segment. As a result, none of the individual product lines constitute a separately managed business and the operating segment is managed as a whole by segment management. Because we have not identified any components below our operating segments, we conclude our reporting units are the same as our operating segments.
     Operating Segments as of September 30, 2009
     Prior to our October 1, 2009 organizational restructuring we had four operating segments that we determined were our reporting segments and reporting units. Our operating segments included Strategy MachinesTM Solutions, Scoring Solutions, Professional Services and Analytical Software Tools. Under this organizational structure Professional Services was a separate reporting segment and myFICO consumer service was included with Strategy Machines Solutions. Each operating segment generated revenues and incurred expenses as a part its business activities. Discrete revenue, direct expense and profitability financial measures were reviewed by operating segment management and reported to our CODM. Our CODM assessed the performance of each operating segment and made resource allocation decisions based on discussions with operating segment management and reviewing financial results. As with the current structure, each reporting segment contained product lines that included both license and professional services revenues. Since each product line shared elements of our operating segments, the product lines did not map directly to our operating segments. For example our Fraud product line contained revenue elements from both the Strategy Machines Solutions and Professional Services operating segments. As a result, a product line could not be used as a reporting unit because any component that contains characteristics of different operating segments may not be combined into a single reporting unit. Therefore, our reporting segments were considered our reporting units.
Form10-Q for Fiscal Quarter Ended December 31, 2009
Note 8. Segment Information, page 9
7.	We note that effective October 1, 2009, you implemented an organizational restructuring resulting in a consolidation of your segment structure from four segments to three segments and that you now include the activities of the former Professional Services segment within the applicable segment to which the services relate. Please tell us and expand your disclosure in future filings to explain how you allocated the goodwill previously attributed to your former Professional Services segment to the three new segments. Please refer to FASB ASC 350-20-35-45 and 35-46.
     The following disclosure will be added to our June 30, 2010 Form 10-Q:
Goodwill of $XX million previously attributable to our Professional Services segment was reassigned to our remaining segments based on the relative fair values of those segments.
8.	Please provide a table in future filings showing the beginning balance of goodwill and changes in goodwill in the aggregate and by segment to show the reallocation of goodwill to the new reporting units/segments and other changes in goodwill. Refer to FASB ASC 350-20-50-1.
     We will provide a table in our June 30, 2010 Form 10-Q and future filings complying with your request.
Definitive Proxy Statement filed on Schedule 14A
Executive Officers Agreements, page 26
9.	We note that in your description of Messrs. Greene and Bradley compensation upon termination of employment with you that you refer to their letter agreements to define certain terms. Please revise to briefly explain the terms rather than refer the reader to their letter agreements.
     In future filings, each of the following paragraphs will be included in an appropriate location in lieu of referring the reader to the letter agreements with respect to the defined terms:
     Under the Greene Letter Agreement, “Cause” includes Dr. Greene’s commission of a felony, willful act of fraud or material dishonesty related to his employment with the

Company or likely to cause material harm to the Company, continued failure to perform his duties with the Company, or material breach of a Company policy. “Good Reason” includes a substantial diminution in his status or position with the Company, relocation of his principal office by more than 40 miles, or material breach by the Company of the Greene Letter Agreement.
     Under the Bradley Letter Agreement, “Cause” includes Mr. Bradley’s commission of a felony, willful act of fraud or material dishonesty related to his employment with the Company or likely to cause material harm to the Company, continued failure to perform his duties with the Company, or material breach of a Company policy. “Good Reason” includes a material reduction in his authority or reporting relationships within the Company, or material breach by the Company of the Bradley Letter Agreement.
* * * * *
If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at (612) 758-5221 or Michael Pung at (612) 758-5603. My fax number is (612) 758-5201.

Sincerely,
/s/ Thomas A. Bradley
Thomas A. Bradley
Executive Vice President and Chief Financial Officer

cc:	Dr. Mark N. Greene
Mark R. Scadina
W. Morgan Burns